UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

On July 18, 2023, SAI.TECH Global Corporation issued a press release to announce that its subsidiary Boltbit Limited (“BOLTBIT”) will participate in the Ethereum Community Conference Side Event Party that is to be held on July 18, 2023.

A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release Dated July 18, 2023 - SAI.TECH Announces its subsidiary BOLTBIT to Participate in The Ethereum Community Conference Side Event Party

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 20, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

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